Filed by CME Group Inc. pursuant

to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-6 under the

Securities Exchange Act of 1934, as amended.

Subject Company: NYMEX Holdings, Inc.

Subject Company’s Commission File No.: 001-33149

Media Contacts	Investor Contact
Anita Liskey, 312.466.4613	John Peschier, 312.930.8491
Allan Schoenberg, 312.930.8189	CME-G
news@cmegroup.com www.cmegroup.mediaroom.com

FOR IMMEDIATE RELEASE

Glass Lewis and Proxy Governance Recommend CME Group Shareholders Vote ‘FOR’ the Acquisition of NYMEX Holdings Inc.

CHICAGO, July 31, 2008—CME Group, the world’s largest and most diverse derivatives exchange, announced that Glass Lewis & Co. and Proxy Governance, two leading proxy advisory firms, have recommended that CME Group shareholders vote “FOR” the acquisition of NYMEX Holdings at the Special Shareholders Meeting scheduled for August 18, 2008.

In making its recommendation, Glass Lewis stated the following:

“Consolidation among exchange operators continues to be a viable growth strategy. The transaction will result in a more competitive exchange, offers NYMEX Holdings shareholders a financially fair consideration and is expected to be accretive to earnings for the surviving shareholders of CME Group.”

The Glass Lewis report concluded: “… we recommend that shareholders of each company vote FOR this proposal.”

The Board of Directors of CME Group recommends that shareholders vote “FOR” the adoption of the agreement and plan of merger.

CME Group (www.cmegroup.com) is the world’s largest and most diverse derivatives exchange. Formed by the 2007 merger of the Chicago Mercantile Exchange (CME) and the Chicago Board of Trade (CBOT), CME Group serves the risk management needs of customers around the globe. As an international marketplace, CME Group brings buyers and sellers together on the CME Globex electronic trading platform and on its trading floors. CME Group offers the widest range of benchmark products available across all major asset classes, including futures and options based on interest rates, equity indexes, foreign exchange, agricultural commodities, and alternative investment products such as weather and real estate. CME Group is listed on NASDAQ under the symbol “CME.”

The Globe logo, CME, Chicago Mercantile Exchange, CME Group, Globex and E-mini, are trademarks of Chicago Mercantile Exchange Inc. CBOT and Chicago Board of Trade are trademarks of the Board of Trade of the City of Chicago. Further information about CME Group and its products can be found at www.cmegroup.com.

This press release may contain forward-looking information regarding CME Group Inc. (“CME Group”) and NYMEX Holdings, Inc. (“NYMEX Holdings”) and the combined company after the completion of the merger that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, the benefits of the business combination transaction involving CME Group and NYMEX Holdings, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based on current beliefs, expectations, forecasts and assumptions of CME Group’s and NYMEX Holdings’ management which are subject to risks and uncertainties which could cause actual outcomes and result to differ materially from these statements. Other risks and uncertainties relating to the proposed transaction include, but are not limited to the satisfaction of conditions to closing; including receipt of shareholder, antitrust, regulatory and other approvals on the proposed terms and schedule; the proposed transaction may not be consummated on the proposed terms and schedule; uncertainty of the expected financial performance of CME Group following completion of the proposed transaction; CME Group may not be able to achieve the expected cost savings, synergies and other strategic benefits as a result of the proposed transaction or may take longer to achieve the cost savings, synergies and benefits than expected; the integration of NYMEX Holdings with CME Group’s operations may not be successful or may be materially delayed or may be more costly or difficult than expected; general industry and market conditions; general domestic and international economic conditions; and governmental laws and regulations affecting domestic and foreign operations.

For more information regarding other related risks, see Item 1A of CME Group’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007 and Item 1A of NYMEX’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007 and additional updates to these risks contained in our Quarterly reports. Copies of said
10-Ks and 10-Qs are available online at http://www.sec.gov/ or on request from the applicable company. You should not place undue reliance on forward-looking statements, which speak only as of the date of this press release. Except for any obligation to disclose material information under the Federal securities laws, CME Group and NYMEX Holdings undertake no obligation to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date of this press release.

Important Merger Information

In connection with the merger transaction involving CME Group and NYMEX Holdings, CME Group has filed a registration statement on Form S-4 with the Securities and Exchange Commission (“SEC”) on July 21, 2008 containing a definitive joint proxy statement/prospectus. This press release is not a substitute for the definitive joint proxy statement/prospectus or any other documents CME Group and NYMEX Holdings have filed or will file with the SEC. Investors and security holders are urged to read the definitive joint proxy statement/prospectus and any other relevant documents filed or to be filed by CME Group or NYMEX Holdings because they contain or will contain important information about the proposed transaction. The definitive prospectus/proxy statement and other documents filed or to be filed by CME Group with the SEC are or will be available free of charge at the SEC’s Web site ( http://www.sec.gov/ ) or from CME Group Inc., Attention: Shareholder Relations, 20 S. Wacker Drive, Chicago, Illinois 60606 , (312) 930-1000 or NYMEX Holdings, Inc., Attention: Investor Relations, at One North End Avenue, World Financial Center, New York, New York 10282, (212)
299-2000.

CME Group and NYMEX Holdings and their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from CME Group and NYMEX Holdings shareholders in respect of the proposed transaction. Information regarding CME Group and NYMEX Holdings’ directors and executive officers is available in their respective proxy statements for their 2008 annual meeting of stockholders. Additional information regarding the interests of such potential participants is included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available. This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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